May 20, 2009

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W. Mail Stop 6010
Washington, D.C. 20549
Attention: John Stickel

RE:         World Racing Group, Inc.
Schedule 13E-3 filed February 18, 2009 by World Racing Group, Inc. and
Vicis Capital Master Fund
File No. 005-79158

Amendment No. 2 to Schedule 13G filed January 26, 2009 by Vicis Capital
LLC
File No. 005-79158

Preliminary Schedule 14C filed February 18, 2009
File No. 000-18045

Form 10-K filed March 31, 2009
File No. 000-18045

Dear Mr. Stickel:

    We thank you for your comment letter dated April 24, 2009 (the “Comment Letter”) addressed to World Racing Group, Inc. (the “Company”).  The following is in response to the Staff’s Comment Letter.  Each comment is included in bold below and is numbered to correspond to the numbered paragraphs in the Comment Letter.  The Company’s responses immediately follow each comment.  Concurrent with the filing of this correspondence, the Company has filed Amendment No. 1 to its Preliminary Information Statement on Schedule 14C (the “Amended Information Statement”) and Amendment No. 1 to its Schedule 13E-3 (the “Amended Schedule 13E-3”).

The Company will defer filing the amendment to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 pending clearance of the Company’s responses to the Staff’s comments, as set forth herein.  A copy of the proposed amended Form 10-K is being sent overnight to you for the Staff’s review.

Schedule 13E-3

General

1.
 We note the filing of the Form 10-K on March 31, 2009.  Please update all disclosures and dates in your Schedule 13E-3 to make your filing as current as possible.   Please similarly revise your Schedule 14C.

The requested revisions have been made to the Amended Schedule 13E-3 and the Amended Information Statement.

2.
 Rule 13e-3 requires that each issuer and affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures.  Based on the disclosure in the Schedule 13G filed on January 26, 2009, Vicis Capital LLC, the investment advisor to Vicis Capital Master Fund may share beneficial ownership of the shares held by Vicis Capital Master Fund.  We similarly note that Vicis Capital LLC has signed the Schedule 13E-3 on behalf of Vicis Capital Master Fund.  Please revise the Schedule 13E-3 to identify Vicis Capital LLC as an affiliate engaged in a going private transaction, or advise.  See Rule 13e-3(a)(1).

The Amended Schedule 13E-3 has now been revised to include Vicis Capital LLC     (“Vicis”) as an affiliate engaged in a going private transaction.

3.
 It would appear that SDS Capital was amongst the group of shareholders from whom consents were obtained on February 16, 2009.  We note that as of February 17, 2009, in its Schedule 13G/A filing, SDS Capital reported a 9.99% ownership in the common stock of the company.  Please advise us of the consideration given as to whether SDS Capital is an affiliate of the company as the term is defined in Rule 13e-3(a)(1).

We have reviewed the Staff’s comment regarding the definition of “affiliate” set forth in Rule 13e-3(a)(1), and its applicability to SDS Capital’s ownership interest in the Company, and its execution of the written consent dated February 16, 2009.  In the Company’s view, based upon the facts and circumstances, SDS Capital would not be considered an “affiliate” as such term is defined in the Rule.  In support, SDS Capital does not, directly or indirectly, through its intermediaries or otherwise, control, is not controlled by, and is not under common control with, the Company.  SDS’s investment in the Company is passive, it has no designee to the Board of Directors of the Company, and it is not, directly or indirectly, involved in any management of the Company.  While the Company acknowledges that SDS Capital has a 9.99% equity interest in the Company, affiliation is not presumed since SDS Capital’s equity interest is less than 10%.  Given SDS Capital’s lack of any control relationship with the Company, as well as any other relationship that would cause SDS Capital to be treated as an affiliate, we have concluded that SDS Capital is not an affiliate of the Company.

Our analysis considers the fact that SDS Capital is a signatory to the written consent dated February 16, 2009.  In our view, the execution of a shareholder written consent, absent any other fact or circumstance that would otherwise place SDS Capital in a control position with the Company, does not render SDS Capital an affiliate of the Company for purposes of Rule 13e-3(a)(1).  Our determination is guided by a review of staff guidance regarding the issue, e.g. Technology for Communications International, Inc., SEC No-Action Letter (February 22, 1988), Atlantic Metropolitan Corporation, SEC No-Action Letter (April 15, 1984), as well as SEC Release No. 33-7391 (February 20, 1997).

4.
Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3.  Therefore, the Schedule 13E-3 must be amended to include all of the required information and its instructions for any filing persons added in response to the preceding comments.  For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which the entity making the determination relied on in reaching such a conclusion.  See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

The requested revisions have been made to the Amended Schedule 13E-3 and the Amended Information Statement in response to the Staff’s comment.

Introduction, page 1

5.
We note the disclosure that “no Filing Party, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Party.”  This statement is inconsistent with the disclosures in the filing, including the signature pages, and operates as an implied disclaimer of responsibility for the filing.  While no objection will be made to the inclusion of disclosure relating to indemnification agreements, the use of disclaimers remains inappropriate.  Please revise.

The statement “no Filing Party, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Party” has been deleted.  Please see page 1 of the Amended Schedule 13E-3.

6.
Please also remove the disclosure you include under this header disclaiming the “affiliate” status of the filing persons.  The identification of a filing person on the Schedule 13e-3 renders such a disclaimer inappropriate.

The requested revision has been made to the Amended Schedule 13E-3.

7.	We note the inclusion of disclosure in the Schedule 13e-3 that is not included in the disclosure document delivered to shareholders. Please revise to include all such disclosure in the Schedule 14C.

The requested revisions have been made to the Amended Schedule 13E-3 and the Amended Information Statement.

Item 2. Subject Company Information, page 1

Prior Stock Purchases, page 2

8.
We note that on December 31, 2008, you issued Vicis 28,500 shares of Common Stock for each Series A Share purchased, resulting in the issuance of 9,9975,000 shares of Common Stock.  Please provide disclosure regarding how you arrived at the conversion ratio, including the price at which you valued each share of Common Stock and how you arrived at such price.

The requested disclosure regarding the issuance of the Common Stock to Vicis has been made.  Please see page 2 of the Amended Schedule 13E-3.

9.	Also, please provide the average purchasing price of your Common Stock for each quarter during which Vicis’ purchases in 2008 occurred. Please refer to Item 1002(f) of Regulation M-A.

Vicis made two block purchases of Common Stock in 2008.  During the second quarter of 2008, on June 9, 2008, Vicis purchased 1,092,523 shares of the Company’s Common Stock at a purchase price of $0.18 per share, thereby resulting in an average purchase price of $0.18 per share.

During the fourth quarter of 2008, on December 31, 2008, Vicis purchased 350 shares of the Company’s 10% Cumulative Perpetual Series A Preferred Stock (“Series A Preferred”) for $10,000 per Series A Preferred.  For each share of Series A Preferred purchased, Vicis received 28,500 shares of Common Stock, thereby resulting in the issuance of 9,975,000 shares of Common Stock in the aggregate. Separate consideration was not paid for the 9,975,000 shares of Common Stock issued to Vicis.  However, if we were to calculate a purchase price using the par value of the Common Stock, $0.0001, the average purchase price would be $0.0001 per share.  Using the par value, Vicis paid a net purchase price of $997.50 for the shares of Common Stock, which shares were issued as partial consideration for the receipt by the Company of $3,500,000 in additional working capital necessary for the Company to provide for its immediate working capital needs and therefore continue as a going concern.

Item 3. Identity and Background of the Filing Person, page 2

10.	Please state the nature of your relationship with Vicis. Please refer to Item 1003(a) of Regulation M-A.

The requested revision has been made.  Please see page 2 of the Amended Schedule 13E-3.

11.	It does not appear that all of the information with respect to each person called for by Instruction C to Schedule 13e-3 has been provided for Vicis Capital Master Fund. Please revise.

The requested revision has been made.  Please see page 2 of the Amended Schedule 13E-3.

12.
See our comments above regarding the addition of filing persons.  Please provide the information required by Items 3, 5, 6, 10 and 11 for each person called for by Instruction C with respect to any other filing person that you add to your Schedule 13E-3.

The requested disclosure has been added to the Amended Schedule 13E-3 in response to the Staff’s Comment.  Please see page 4 of the Amended Schedule 13E-3.

Item 13.  Financial Information, page 5

13.
It appears that you do not believe that pro forma financial information pursuant to Item 13 of Schedule 13E-3 is applicable.  Please advise of your basis for not disclosing this financial information as set forth in Item 1010 of Regulation M-A.

Item 1010 of Regulation M-A requires the Company to furnish pro forma financial information disclosing the effect of the reverse stock split “if material”.  In the Company’s view, pro forma financial information would not be material to an investor’s consideration of the going private transaction since the amount necessary to consummate the reverse stock split, or $58,000, is clearly immaterial.  The Company’s determination is supported by the fact that the loss from operations reported by the Company for the year ended December 31, 2008 is approximately $9.0 million.  As a result, the anticipated savings would, in the Company’s view, be considered immaterial for purposes of considering the expected financial impact on the Company resulting from the going private transaction.  In addition, other than the projected savings of approximately $300,000, any other estimate of savings or benefits associated with the going private transaction are inherently speculative, and therefore could be considered misleading to investors.

Schedule 14C

General

14.
You disclose on page 14 that management met with representatives of the company’s largest stakeholders to determine whether they would provide support for a reverse stock split and “received their support.”  We refer you to the definition of solicitation contained in 14a-1(l) of the Securities Exchange Act of 1934.  Please provide us with your analysis of whether management engaged in a partial solicitation subject to the filing requirements and provisions of Regulation 14A.  We may have further comment.

Representatives of SDS Capital Group SPC, Ltd., Trellus Management Company, LLC.,  Matador, Inc.  and Vicis conferred with Burnham Hill Partners LLC (“BHP”) regarding the proposed going private transaction, during February 2009.  BHP  was aware of the Board’s deliberations regarding the going private transaction, as it was, and continues,  to be an advisor to the Company.  Management did not actually meet or confer with any of the Company’s largest stakeholders until February 11, 2009, when Daniel W. Rumsey conferred with counsel for Vicis to address counsel’s comments to the consent, draft Schedule 13E-3 and Schedule 14C.  Additional disclosure has been added to reflect the meetings, including the identity of the participants.

The Company has been advised that BHP  solicited consents solely from SDS Capital Group SPC, Ltd., Trellus Management Company, LLC.,  Matador, Inc.  and Vicis in reliance on the exemption from Regulation 14A contained in Rule 14a-2(b)(2) promulgated under the Securities Exchange Act of 1934.   Accordingly, the Company respectfully advises the Staff that it did not engage in a solicitation subject to Regulation 14A. The Company does not believe that a partial solicitation occurred subject to the filing requirements and provisions of Regulation 14A.

15.	Please fill in the blanks in your document.

The requested revisions have been made to the Amended Information Statement.

16.	In your letter to shareholders, your summary term sheet and elsewhere as appropriate, identify all company stockholders that approved the reverse stock split.

The requested revisions have been made to the Amended Information Statement.

17.	Please revise to indicate that the information statement/proxy statement are preliminary copies. Refer to 14c-5(d).

The requested revisions have been made to the Amended Information Statement.

18.
Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission’s EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials.  Refer to Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf

This will confirm that the Company will post its information statement on a specified, publicly-accessible Internet Web site and provide record holders with a notice informing them that the materials are available and explaining how to access those materials.

19.
We note the reference to the Board’s reservation of the right, in its discretion, to abandon the Reverse Stock Split despite it having already been approved.  Please revise to provide a cross reference to disclosure on page 27 in which you disclose the circumstances in which the Board may choose to abandon the Reverse Stock Split if it determines such abandonment is in the best interests of the company.

The Board of Directors has decided that it is in the best interests of the Company and its stockholders to proceed with the reverse stock split.  Therefore, we have deleted all references to the Board’s reservation of the right to abandon the reverse stock split in the Amended Information Statement and the related cross-references in the Amended Schedule 13E-3.

Questions and Answers about the Reverse Stock Split, page 4

20.	Revise to include a question and answer as to why the Board of Directors chose not to obtain a fairness opinion or engage a financial advisor.

In response to this comment, we have added the following question and answer to the Amended Information Statement on page 6:

Q:  Did the Board obtain a fairness opinion or engage an independent financial advisor before approving the Reverse Stock Split?

A:  The Board chose not to retain the services of an independent advisor because it believes the cost of such services would be excessive relative to the size and cost of the Reverse Stock Split.  In this regard, the total expected payment to be made for fractional shares cashed out in connection with the Reverse Stock Split is $8,000.  In light of the relative small size of this payment, the Board did not seek a fairness opinion, since the cost of the fairness opinion likely would have cost several times the fractional share payment.  In addition, the total anticipated cost of the Reverse Stock Split is approximately $58,000 (including the fractional share payment amount of $8,000).  The cost of a fairness opinion likely would have equaled, if not exceeded, the entire cost of the transaction.

21.	Please provide a separate sub-heading for the information pertaining to your common stock trading and price found at the end of this section.

The requested revision has been made to the Amended Information Statement on page 8.

Forward-Looking Statements, page 8

22.
Please relocate this section so that it appears at some point after your Special Factors section.  Items 7, 8 and 9 of Schedule 13E-3 should appear in the Special Factors section at the beginning of the proxy statement immediately following the summary term sheet.  See Rule 13e-3(e)(1)(ii).

The requested revision regarding the placement of the Forward-Looking Statements has been made to the Amended Information Statement on page 24.

Reasons for and Purposes of the Reverse Stock Split, page 8

23.
For each filing person, please state more clearly the reasons for undertaking the Rule 13e-3 transaction at this time, as compared to another time in the operating history of the company.  Refer to Item 1013(c) of Regulation M-A.

Additional disclosure has been added under the caption “Reasons for and Purposes of the Reverse Stock Split” to highlight the purposes for undertaking the Reverse Stock Split at this time as compared to another time in the operating history of the Company, in response to the Staff’s comment.

24.
Throughout the information statement, you disclose the burdens associated with compliance with the Sarbanes-Oxley Act and many of its provisions.  Given the applicability of the Sarbanes-Oxley Act to the company for the past seven years, explain why the cost of such compliance now, as opposed to any prior time at which you were subject to the requirements of the Sarbanes-Oxley Act, imposes such a substantial cost and burden to the company and necessitates a going-private transaction at this time.  In this regard, revise to more completely explain the financial situation of the company, and in particular, any financial difficulties, including discussions of any revenue and net income decreases.

We have added additional disclosure to highlight the impact of Sarbanes-Oxley on the Company as a result of the application of Section 404, beginning at the end of the current fiscal year.  In addition, we have added disclosure regarding the operating loss incurred by the Company in the most recently completed fiscal year.  We elected not to include any discussion of the impact on revenue and net income decreases, since to do so would require us to project total expenses during the current fiscal year, as well as revenue, which could be inherently misleading.

25.
Please expand your disclosure here to provide greater clarity as to why the Board believes that being a public company places them at a competitive disadvantage to securing sponsorship and advertising revenue.

Additional disclosure has been added in response to the Staff’s comment.

26.	Please revise to explain the various references you make regarding the “intangible costs” or burdens associated with being a public company.

Additional disclosure had been added in response to the Staff’s comment.

Strategic Alternatives Considered, page 11

27.
Please disclose in detail how your management determined that the Reverse Stock Split ratio should be 1 for 101 and that holders of fractional shares should be paid between $.06 and $.10 per share.  For example, revise to describe the deliberative process, including whether the Board considered using an alternative ratio that would have enabled some unaffiliated security holders to retain an ownership interest in your company while sufficiently reducing the total number of security holders so that you may seek to terminate your Exchange Act reporting obligations.  Disclose how the board derived the range of per share prices and the final per share cash out price based on current and/or historical trading prices, book value, results of operations and projected future results.  See Item 1013(b) of Regulation M-A.

Additional disclosure has been added in response to the Staff’s comment.  See page 15 of the Amended Information Statement.

Background of the reverse stock split, page 12

28.
It is not apparent whether you have referenced all discussions, meetings, negotiations, and contacts among Board members, management and third parties, if any that occurred during 2008.  Further, your disclosure suggests that there were discussions with shareholders during 2008 and/or the first quarter of 2009 related to the going private transaction proposal.  Please revise your disclosure to ensure that all meetings and contacts are disclosed.  In revising your disclosure, please identify the participants of each discussion, meeting, or contact, the date of each discussion or meeting, and the individuals and/or entities that initiated the contact.  See Item 5 of Schedule 13E-3, and Instructions to Items 1005(b) and (c) of Regulation M-A.  For example, but without limitation, refer to the following for additional guidance:

•	please identify who first proposed the possibility of going private at the May 22, 2008 meeting;

As currently disclosed, the possibility of taking the Company private was discussed at the meeting of the Board held on May 22, 2008.  It is unclear which director or member of the management team specifically raised the issue; however, the possibility emanated from either management or the Board at this meeting, and was not raised by any third party.

•
describe the various potential “strategic alternatives” discussed at the May 22, 2008 meeting and the “potential options” available to reduce costs discussed at July 23, 2008 meeting and the “various alternatives to tak[ing] the company private” that were discussed at the December 22, 2008 meeting;

Additional disclosure has been added in response to the Staff’s comment.

•
please describe in detail all discussions with Vicis Capital regarding the reverse stock split, including any discussion at the time of the December 31, 2008 securities purchase transaction involving Vicis Capital;

Additional disclosure has been added in response to the Staff’s comment.  The Staff is advised that no discussions regarding the Reverse Stock Split or proposed going private transaction occurred with Vicis at the time of the December 31, 2008 financing transaction.

•
disclose in detail whether management or the Board discussed whether the company should engage any third parties such as legal and/or financial advisors to assist in the evaluation of strategic alternatives available to the company;

Additional disclosure has been added in response to the Staff’s comment.

•	describe in greater detail the summary of findings management presented to the Board in its July 23, 2008; and

Additional disclosure has been added in response to the Staff’s comment.

•	disclose any dates management met with any shareholders and the substance of any discussions, negotiations or meetings that took place between the company, management and/or shareholders.

Additional disclosure has been added in response to the Staff’s comment.  It should be noted that no meetings, discussions or negotiations occurred between the Company and any shareholders prior to February 7, 2009, after which date, the Company conferred with counsel to Vicis regarding counsel’s comments to the draft Schedule 13E-3 and Schedule 14C, and the draft written consent.

29.
You disclose that the reverse stock split was considered by the Board to be the most desirable strategic alternative as early as October 10, 2008 because of the “relative certainty of the outcome.”  Explain the basis for the Board’s belief at this time.  For example, had any major stockholders indicated to the Board that they would have voted in favor of a reverse stock split in October 2008?  How could the Board have been certain of the outcome regarding the reverse stock split given that the substantive terms (i.e. per share cash out price and the reverse split ratio) were not determined until after the December 22, 2008?  Please revise or advise.

Additional disclosure has been added in response to the issue raised by the Staff regarding the “relative certainty of the outcome”, including the basis for the Board’s belief, notwithstanding the fact that no stockholders were contacted regarding management’s recommendations prior to the October 22, 2008 meeting of the Board.  As disclosed, management’s belief at the October 22, 2008 meeting was solely based on the fact that management was aware of the concentration of shares of the Company’s Common Stock in the accounts of a few institutional stockholders, and management made the assumption that, provided the support from certain of these stockholders was obtained, the outcome would be more certain than the outcome presented by the other strategic alternatives considered by the Board.

30.	Clarify in the penultimate sentence appearing on page 14 that certain directors would neither be cashed out or remain as shareholders because they currently do not own any shares in the company.

Additional disclosure has been added in response to the Staff’s comment.

Federal Tax Consequences of the Reverse Stock Split, page 17

31.	Please describe the federal income tax consequences of the reverse stock split to each filing party on the Schedule 13E-3. See Item 1013(d) of Regulation M-A.

Additional disclosure has been added in response to the Staff’s comment.

32.	Please delete the word “certain” from the second paragraph that is highlighted as this section should discuss all material federal tax consequences.

The requested revision has been made to the Amended Information Statement on page 18.

Fairness of the Reverse Stock Split to Shareholders, page 18

33.
We note your disclosure in the first paragraph that the transaction is substantively fair “from a financial point of view” to unaffiliated stockholders.  Please note that Item 1014 requires the disclosure of the fairness of the transaction without limiting to a “financial point of view.”  Please revise.

We have deleted “from a financial point of view” from the disclosure, in response to the Staff’s comment.

34.
We note your statements that throughout this section that the Board considered “certain factors” or “certain additional factors,” and also that the factors you considered are “not limited to” those disclosed here.  Please revise to clarify that all material factors are discussed in this section.

The disclosure has been revised in response to the Staff’s comment.

35.
The factors listed in Instruction 2 to Item 1014 of Regulation M-A are those generally considered relevant in addressing the substantive fairness of a going private transaction and should be discussed.  To the extent that any such factors were not considered or deemed irrelevant in the context of this particular transaction, that fact may be important for security holders in assessing the transaction and the company’s fairness determination.  If any factor would result in a higher per-share value, this fact must be disclosed.  See Q & A Nos. 20 and 21 in Exchange Act Release 17719 (April 13, 1981).  For example, revise to specifically identify the data the Board of Directors consulted regarding net book value, liquidation value and going-concern value.  Please revise to explicitly address each factor.

Additional disclosure has been added in response to the Staff’s comment.

36.
Please see our comment above. You disclose that the Board considered undertaking a balance sheet and liquidation analysis but determined that such analyses “would almost surely value a pre-split share of the Company’s common stock at less than the value of a fractional share…and understate the value per share per pre-split share of the Company’s common stock.”  Revise to clarify that the Board did not undertake any such analyses.  Clarify whether the Board considered the absence of such an analyses when making the determination that the transaction was substantively fair.  Disclose also the basis for the Board’s conclusions regarding the values attributable to the company’s stock.

We added additional disclosure in response to the Staff’s comments, as noted above.  The Company did not conduct a formal liquidation analysis, nor did it retain an independent financial advisor to do so, since a simple analysis of the balance sheet yields the result relied on by the Board in rendering its conclusions.  While a more thorough analysis might have provided more detailed data from which to render a definitive conclusion, the financial statements on their face provided sufficient data to justify the conclusion reached by the Board.

37.
Please reconcile in your disclosure how the Board could have considered the ability to purchase shares as supportive of the fairness of the reverse stock split while also recognizing that there is “extreme[] limited liquidity” in the public market for [y]our Common Stock…,” which suggests that shares are not readily available to be purchased.

The Company does not believe that reconciling the disclosure would provide a benefit to stockholders.  In this regard, if a sufficient number of stockholders elected to sell stock, regardless of their holdings, the attempted sales would place downward pressure on the price of the Company’s Common Stock, given historical trading volumes.  Conversely, stockholders desiring to remain owners of the Company who would otherwise be cashed out could purchase shares in the open market, and that the price they would pay would be limited by stockholders selling their shares once the price exceeded the price proposed to be paid by the Company for fractional interests.  The Board’s position regarding the inability to liquidate a position without placing downward pressure on the price of the Company’s Common Stock exists in the absence of the announcement of the proposed Reverse Stock Split. Only with the announcement would stockholders desire to purchase shares of Common Stock to retain their ownership interest.  As a result, the Company does not believe that its current disclosure is inconsistent, and therefore no additional disclosure is proposed.

Absence of a Fairness Opinion, page 20

38.
You state that the cost of a fairness opinion would likely have cost several times the value of the transaction.  Please provide the basis for this statement, including any steps you took to investigate the cost of obtaining a fairness opinion.  Further, please disclose the anticipated costs associated with obtaining such an opinion.

Additional disclosure has been added in response to the Staff’s comment.

Procedural Fairness of All Shareholders, page 20

39.
You disclose that the costs associated with hiring independent counsel for a Special Committee would “significantly increase” the cost of the Reverse Stock Split.  Please provide support for this statement and disclose the costs you reference.  Disclose, for example, whether you contacted any counsel to seek a cost estimate.

Additional disclosure has been added in response to the Staff’s comment.

40.
You disclose that the Board determined not to condition the approval of the reverse stock split on approval by a majority of unaffiliated shareholders because they have been “historically inactive” and inconsistent in their voting of shares at meetings of shareholders.  You further state that the Board believed that shares held by brokerage accounts were “unlikely” to be voted.  Please disclose support for your statements.  Also, explain how the Board could have arrived at the conclusions regarding such shareholders’ possible actions given the significance of the reverse stock split on the shareholders’ ability to retain an interest in a public company.

Additional disclosure has been added in response to the Staff’s comment.

Appraisal Rights, page 25

41.
If applicable, please revise this section to briefly outline any other rights that may be available under applicable law for security holders who object to the transaction.  Refer to Item 1004(d) of Regulation M-A.

Additional disclosure has been added in response to the Staff’s comment.

Interests of Certain Persons, page 25

42.	Please update this section to reflect any securities transactions that occurred within 60 days prior to filing your 10-K on March 31, 2009. Please refer to Item 1008(b) of Regulation M-A.

The requested revision has been made to the Amended Information Statement on page 27.

Recommendation of the Board, page 26

43.
It appears that this section and the subsequent section (“Fairness Determination by Vicis Capital Master Fund”) are duplicative of the preceding disclosure.  If this is the case, please delete this disclosure.

The requested revision has been made to the Amended Information Statement.

Financial Statements, page 28

44.	Please update this section to reflect your most recently filed financial statements. Similarly, please amend your “Incorporation of Certain Documents by Reference” section on page 31.

The requested revision has been made to the Amended Information Statement on page 29.

45.
We note that you incorporate by reference the financial information required by Item 13 of Schedule 13E-3.  Item 13 of Schedule 13E-3 requires that a summary of that information be disseminated to security holders.  See Instruction 1 to Item 13 of Schedule 13E-3.  In this regard, we note that your disclosure does not appear to include all of the information required by Item 1010(c) of Regulation M-A, including book value per share and ratio of earnings to fixed charges.  Please revise your disclosure.

The requested revision has been made to the Amended Information Statement on page 30.

Security Ownership of Certain Beneficial Owners and Management, page 29

46.	Please update your disclosure to a more recent date.

The requested revision has been made to the Amended Information Statement on page 32.

Schedule 13G/A filed on January 26, 2009

47.
We refer you to Section 13(d)(5) of the Exchange Act of 1934 and Rule 13d-1(b)(1)(i) thereunder.  Given the size of the investment made by Vicis Capital LLC in December 2008 and the fact that Vicis Master Fund has concluded that it is a filing person and affiliate for purposes of 13e-3(a)(1) in the going private transaction contemplated, please advise us of the consideration you have given to whether Vicis Capital LLC remains eligible to file on a Schedule 13G.  Specifically, provide an analysis of how Vicis was able to certify that it had acquired the shares within the ordinary course of business and without the “purpose…or effect of changing or influencing control of the company” following its determination to engage in the going private transaction.  We may have further comment.

Vicis’s  December 31, 2008 purchase was completed without knowledge by Vicis of the Company’s intention to go private.  Vicis did not learn of the Company’s intention to go private until February of 2009.  The purchase was therefore consistent in substance and intent with past purchases made by Vicis.  Vicis therefore believes that it did not acquire securities in such purchase other than in the ordinary course of its business and that it neither did so with the purpose nor with the effect of changing or influencing the control of the Company, nor in connection with or as a participant in any transaction having such purpose or effect.  As a result, Vicis was able to certify that it had acquired the shares within the ordinary course of business and without the  " purpose… or effect of changing or influencing control of the company "  on January 26, 2009, the date on which Vicis filed an amendment to its Schedule 13G incorporating the December 31, 2008 purchase.

Vicis continues to believe that it remains eligible to file on Schedule 13G, notwithstanding its execution of a written consent in connection with the going-private transaction and its designation as a filing person and affiliate for purposes of 13e-3(a)(1), based on the aforementioned reasons and in particular based on the passive nature of its investment.  Vicis believes that the determination of affiliate status under Rule 13e-3(a)(1), given the presumption of control that may apply based merely on share ownership, should not mandate the conclusion to be drawn with respect to whether it remains eligible to file on Schedule 13G.

Form 10-K

General

48.	Please amend your 10-K to include the disclosure required by Item 701 of Regulation S-K or advise as to why this is not necessary.

Item 5(a) of Form 10-K requires disclosure as to all equity securities of the registrant sold by the registrant during the period covered by the report that were not previously disclosed in a Quarterly Report on Form 10-Q or in a Current Report on Form 8-K.  The Staff is respectfully advised that the Company disclosed all transactions involving the sale of its equity securities in its reports filed under the Exchange Act during the period covered by its Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.

Front Page

49.	Please amend your filing to indicate that you are required to file reports pursuant to Section 13 or 15(d) of the Exchange Act or advise.

    The cover page of the Form 10-K will be amended in response to the Staff’s comment.

Executive Compensation, page 29

50.
Please amend your 10-K to substantially revise your executive compensation disclosure in accordance with Item 402 of Regulation S-K.  For example, please include all required tables.  Please also include all compensation, including benefits paid to your executives.

    The Company did not have any outstanding equity awards to report in accordance with Item 402(p). Therefore, in accordance with Item 402(a)(5), the Company has also omitted the required table because there is no information to report.

Exhibits, page 36

51.	All agreements incorporated by reference must be filed in full, including all exhibits and schedules. Please file with your amended 10-K with full and complete copies of the following exhibits:

•	Exhibits 4.1, 4.4, and 4.5 for Form 8-K filed May 23, 2006
•	Exhibit 10.1 to form 8-K filed January 20, 2009
•	Exhibits 10.1, 10.3, 10.4, 10.5, 10.6 and 10.7 to form 8-K filed October 2, 2007

    The requested exhibits will be filed in full with the amended Form 10-K.

52.
We note that you have employment agreements with your executive officers.  Please file complete and updated copies of these employment agreements with your amended 10-K.  Also, if your compensation arrangement with Mr. Rumsey is set forth in a written agreement, please file that as well.

    The employment agreements with Mr. Brian Carter and Mr. Benjamin Geisler will be filed with the amended Form 10-K.  There is no written compensation arrangement with Mr. Rumsey.

53.	We note that you have a long term incentive plan. Please file a full and complete copy of the plan as an exhibit to your amended 10-K or advise as to why this is not necessary.

    The requested exhibit will be filed with the amended Form 10-K.

Signatures, page 38

54.	Please amend the signature page to include the signature of either your principal accounting officer or your controller. Please refer to instruction D(2)(a) of Form 10-K.

    The requested revision will be made to the amended Form 10-K.

*  *  *  *  *

The requested acknowledgement is attached hereto as Attachment A.

We believe that we have adequately responded to the outstanding comments.  Please call me directly at (310) 242-5699 with any questions or additional comments.

Very truly yours,

DISCLOSURE LAW GROUP

By: /s/  Daniel W. Rumsey
      Daniel W. Rumsey

cc:  Mr. Brian M. Carter, Chief Executive and Financial Officer,
       World Racing Group, Inc.
       Hoyt R. Stastney, Quarles & Brady LLP

Attachment A

May 20, 2009

U.S. Securities and Exchange Commission

Division of Corporation Finance
450 Fifth Street, N.W. Mail Stop 6010
Washington, D.C. 20549
Attn:  John Stickel

Re:         World Racing Group, Inc.
Schedule 13E-3 filed February 18, 2009 by World Racing Group, Inc. and
Vicis Capital Master Fund
File No. 005-79158

Amendment No. 2 to Schedule 13G filed January 26, 2009 by Vicis Capital
LLC
File No. 005-79158

Preliminary Schedule 14C filed February 18, 2009
File No. 000-18045

Form 10-K filed March 31, 2009
File No. 000-18045

Ladies and Gentlemen:

Pursuant to the Staff’s Comment Letter to World Racing Group, Inc. dated April 24, 2009, World Racing Group, Inc., Vicis Capital Master Fund and Vicis Capital LLC (collectively, the “Filing Persons”) have provided responses to Staff’s questions, and hereby acknowledge that:

•	The Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Filing Persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

WORLD RACING GROUP, INC.

By:  /s/ Brian M. Carter
Brian M. Carter
Chief Executive and Financial Officer

VICIS CAPITAL MASTER FUND

By:  /s/ Keith Hughes
Name: Keith Hughes
Title: Chief Financial Officer

VICIS CAPITAL, LLC

By:  /s/ Keith Hughes
Name: Keith Hughes
Title: Chief Financial Officer